October 26, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attn: Laura Crotty

Re:	Premier Biomedical, Inc.
Amendment No. 3 to Registration Statement on Form S-1
File No. 333-174876

Dear Ms. Crotty:

On behalf of Premier Biomedical, Inc. (the “Company’), we herein provide the following responses to the Commission Staff comment letter dated October 13, 2011, regarding the above-listed Registration Statement on Form S-1 for the Company.  We have summarized the Staff’s comments in bold and italics followed by the Company’s response.

General

1.           Please revise your financial statements to present audited financial statements for the period ended December 31, 2010, and unaudited financial statements for the period ended June 30, 2011.  Rule 3-02 of Regulation S-X requires the presentation of statements of income and cash flows for the interim period between the latest audited balance sheet and the date of the most recent interim balance sheet being filed, and for the corresponding period of the preceding fiscal year.  However, presenting balance sheets for the interim period between the latest audited balance sheet and the date of the most recent interim balance sheet being filed is not required.

The financial statements have been revised as requested.

2.           Please ensure that you label all financial statements and notes that you revised as restated.  For example, the audited balance sheet for the audited period ended December 31, 2010 on page F-19 should be labeled as restated.

Respectfully, the financial statements had been labeled as restated at the top of the statement as both periods presented had been restated.  The Company has carried it to the top of each column now as well to avoid confusion.

Laura Crotty
U.S. Securities and Exchange Commission
Division of Corporation Finance
October 26, 2011

3.           We acknowledge your revised disclosures in response to prior comments 13, 14, 15 and 16.  Throughout your document you state that you established the fair value of certain warrants based on an independent valuation.  This disclosure appears to infer that the values allocated to warrants were taken directly from a report provided by a third party appraisal firm or that management determined the value of the warrants based on data in a third-party valuation report.  Please clarify for us.  If you continue to include this disclosure, you must name the appraisal firm and provide their consent in any ’33 Act filing that includes this reference.  On the other hand, if you determined the valuation of the warrants and in doing so considered or relied in part upon a report of a third party appraisal firm, and the disclosure so states, or the disclosure attributes the valuation to the registrant and not a third party appraisal firm, then there would be no requirement to comply with Rule 436 with respect to the valuation figures.  Please refer to the answer to question 233.02 of Compliance and Disclosure Interpretations related to Securities Act Rules that can be found on our website.

The Company determined the fair value of the warrants based upon information it received from a third party appraisal firm.  Management accounted for the warrants and in doing so considered or relied in part upon a report of a third party expert.  As such, it will remove the reference to a 3rd party valuation within the disclosures to clearly attribute the valuation figures to the registrant, rather than the third party expert.  As a result, there won’t be a requirement to comply with Rule 436 with respect to the valuations as the fair values are attributed to the registrant.

License Agreements, page 21

4.           We note the information provided in your supplemental response letter in response to our prior comment 6 regarding the definition of PCT.  Please add this information to your registration statement, where applicable.

The following disclosure was added in the Description of Business section, the first place reference to PCT is made:

PCT stands for the Patent Cooperation Treaty (PCT), which is an international patent law treaty which was concluded in 1970.  It provides a unified procedure for filing patent applications to protect inventions in each of its contracting countries.  A patent application filed under the PCT is called an international application, or PCT application.

Feldetrex, page 29

5.           We note the disclosure added to pages 6 and 29 in response to our prior comments 2 and 4.  Please revise your disclosure in the “Regulation” section starting on page 26 to separately discuss the specific regulatory pathway to be followed for each of the indications for which you expect to market Feldetrex.  Also, please consider and address in the disclosure the fact that, despite the fact that Feldetrex contains an approved drug combined with vitamins, the company intends to market the product for indications for which efficacy has not been previously demonstrated in clinical trials submitted to the FDA and for which approval has not been obtained.  In that regard you should also consider the appropriateness of the disclosure added to page 6 under the risk factor “The FDA might not approve our product candidates for marketing and sale.”  If you still believe that this disclosure is appropriate in light of the revisions made in response to this comment, you should provide a substantive legal analysis supporting your conclusion that FDA approval of Feldetrex can be obtained using an ANDA despite the fact that Feldetrex will be used for currently unapproved indications of Naltrexone.

Management of the Company believes that it will most likely license a product such as Feldetrex to a larger pharmaceutical company, and thus any regulatory pathway that must be navigated will be done by them.  The disclosure in the referenced locations, as well as several other locations in the prospectus, has been revised accordingly.

Laura Crotty
U.S. Securities and Exchange Commission
Division of Corporation Finance
October 26, 2011

Potential for Feldetrex, page 32

6.           Please define “endogenous enkephalins” where first used on page 32.

The company’s first reference to, “endogenous enkephalins” was on page 29, rather than 32.  The Company has revised its disclosure on page 29 to define, “endogenous enkephalins” as follows:

Feldetrex™ utilizes a low dosage of Naltrexone which has been shown in multiple medical articles, in the medical literature, to increase endogenous enkephalins (endogenous enkephalins are pain-relieving pentapeptides produced in the body, located in the pituitary gland, brain, and GI tract. Axon terminals that release enkephalins are concentrated in the posterior horn of the gray matter of the spinal cord, in the central part of the thalamus, and in the amygdala of the limbic system of the cerebrum. Endogenous Enkephalins function as neurotransmitters that inhibit neurotransmitters in the pathway for pain perception, thereby reducing the emotional as well as the physical impact of pain).

Financial Statements as at December 31, 2010, audited
Notes to Financial Statements
Note 7 - Stockholders’ Equity, page F-29

7.           We acknowledge your revised disclosures in response to prior comments 15 and 16.  Please clarify for us and revise your disclosure to state, if true, that you allocated the proceeds received in the financing transactions on a relative fair value basis.

The Company did in fact allocate the proceeds received in the financing transactions on a relative fair value basis, and will revise its disclosures throughout to state that the proceeds received were allocated between the common stock and warrants on a relative fair value basis.

8.           Please consider disclosing the narrative disclosure made in response to prior comment 15 in tabular form.  Similar disclosure should be made in an appropriate section of your MD&A and should be updated for any new equity issuances up until the time of effectiveness of your registration statement.  Please also disclose the expected term of each of the common stock and warrant issuances.

The Company has added tables as supplemental information to Note 7 and the MD&A as requested.

Laura Crotty
U.S. Securities and Exchange Commission
Division of Corporation Finance
October 26, 2011

9.           Please provide us with an analysis that supports the fair value of each common stock and warrant issuance.

Please see the two valuation reports related to the financing transactions dated June 21, 2010 and February 28, 2011.

Financial Statements at June 30, 2011, Unaudited

10.           Please update the unaudited financial statements and related disclosures based on the comments related to the audited financial statements as at December 31, 2010 as applicable.

The Company acknowledges the Commission’s request and has carried all applicable revisions to the unaudited period, as well as the audited period presented.

Company Statements

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The letter attached hereto indicates the Company’s agreement and affirmation of the above “Company Statements.”

Please do not hesitate to contact me if you have any questions.  Thank you for your time and attention to this matter.

Sincerely,

/s/ Brian A. Lebrecht, Esq.

Brian A. Lebrecht, Esq.

October 26, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attn: Laura Crotty

Re:	Premier Biomedical, Inc.
Amendment No. 2 to Registration Statement on Form S-1
File No. 333-174876

Dear Ms. Crotty:

Premier Biomedical, Inc. (the “Company”) hereby affirms and agrees with the following statements related to the comment response for the above-mentioned filing to be filed with the Commission on October 26, 2011:

Company’s Statements

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions.  Thank you for your time and attention to this matter.

Sincerely,

/s/  William A. Hartman

William A. Hartman
Chief Executive Officer

Valuation consulting for Premier Biomedical, Inc.
As of June 21, 2010

Premier Biomedical, Inc.
"Future Solutions Today"

Valuation Schedules – Final

PREPARED BY
VANTAGE POINT ADVISORS, INC.

October 24, 2011

Take aim.

Premier Biomedical, Inc.	Exhibit 1, Page 1
Black-scholes Calculation - Common Stock Warrant
(Actuals)	Valuation as of June 21, 2010

				Common Stock Warrants

	Black-scholes Calculation
(1)	Underlying price			$0.00032
	Exercise price			$0.00001
(2)	Time to expiration (days)			3,647
(3)	Volatility			105.00%
(4)	Risk-free interest rate			3.26%

	d1			2.797
	d2			(0.522)
	Output:			$0.00031

	Black-scholes value of common stock warrant			$0.00031
	Discount for lack of marketability		25.0%	($0.00008)

	Common stock warrant fair value - non-marketable			$0.00023

	Common stock warrant fair value - non-marketable (rounded)			$0.00023

Notes:
(1)	Price per share of common stock. See Supplemental A, Page 1. Summary values per the option-pricing method to allocation as follows:

		Per share Values
	Common Stock	$0.00032
	Common Stock Warrants	$0.00031
	Preferred Stock Warrants	$0.00032
	Preferred Stock	$0.00128

(2)	Calculated as follows:
		Days to expiration
	Current date	6-21-2010
	Expiration date	6-15-2020
	Days	3647

(3)	See Exhibit 2, Page 1 for volatility data.
(4)	Continuously compounding risk-free rate of return associated with a 120 month term. Source: U.S. Treasury.
(5)	See Exhibit 3, Page 1. We conducted an Asian put option calculation to determine the discount for lack of marketability.

Premier Biomedical, Inc.	Exhibit 1, Page 2
Black-scholes Calculation - Preferred Stock Warrant
(Actuals)	Valuation as of June 21, 2010

				Preferred Stock Warrants

	Black-scholes Calculation
(1)	Underlying price			$0.00128
	Exercise price			$0.00100
(2)	Time to expiration (days)			3,647
(3)	Volatility			105.00%
(4)	Risk-free interest rate			3.26%

	d1			1.832
	d2			(1.487)
	Output:			$0.00119

	Black-scholes value of preferred stock warrant			$0.00119
	Discount for lack of marketability		25.0%	($0.00030)

	Preferred stock warrant fair value - non-marketable			$0.00089

	Preferred stock warrant fair value - non-marketable (rounded)			$0.00089

Notes:
(1)	Price per share of common stock. See Supplemental A, Page 1. Summary values per the option-pricing method to allocation as follows:

		Per share Values
	Common Stock	$0.00032
	Common Stock Warrants	$0.00031
	Preferred Stock Warrants	$0.00032
	Preferred Stock	$0.00128

(2)	Calculated as follows:
		Days to expiration
	Current date	6-21-2010
	Expiration date	6-15-2020
	Days	3647

(3)	See Exhibit 2, Page 1 for volatility data.
(4)	Continuously compounding risk-free rate of return associated with a 120 month term. Source: U.S. Treasury.
(5)	See Exhibit 3, Page 1. We conducted an Asian put option calculation to determine the discount for lack of marketability.

Premier Biomedical, Inc.	Exhibit 2, Page 1
Volatility Calculation Summary - 10.0 Years
(Actuals)	Valuation as of June 21, 2010

				21-Jun-2010
				Historical
	Guideline Company			Volatility (1)

	BioCryst Pharmaceuticals, Inc.	NasdaqGS:BCRX		93.9%
	Enzo Biochem Inc.	NYSE:ENZ		62.5%
	Entest Biomedical, Inc.	OTCPK:ENTB		266.1%
	Intellect Neurosciences, Inc.	OTCPK:ILNS		223.8%
	Lexicon Pharmaceuticals, Inc.	NasdaqGS:LXRX		83.0%
	Osiris Therapeutics, Inc.	NasdaqGM:OSIR		65.4%
	Cytori Therapeutics, Inc.	NasdaqGM:CYTX		75.7%
	DURECT Corporation	NasdaqGM:DRRX		87.1%
	Dyax Corp.	NasdaqGM:DYAX		84.8%
	Zalicus Inc.	NasdaqGM:ZLCS		109.7%

			Minimum:	62.5%
			Lower (First) Quartile:	77.5%
			Median:	85.9%
			Average:	115.2%
			Upper (Third) Quartile:	105.8%
			Maximum:	266.1%

			Selected	105.0%

Notes:
Source: Historical stock prices extracted from Capital IQ, a division of Standard & Poor's.
(1) Historical volatility calculated using daily prices from June 23, 2000 through June 21, 2010.

Premier Biomedical, Inc.	Exhibit 3, Page 1
Discount for Lack of Marketability (DLOM)
(Actuals)	Valuation as of June 21, 2010

	Common Stock and Preferred Stock Warrants
(1)	Holding Period	12.0 month term
	Current Price	$1.00
	Dividend Yield	0.0%
	Strike Price	$1.00
	Maturity (years)	1.00
(2)	Risk-free Rate	0.29%
(3)	Volatility	115.00%
	V2T	0.492
	vT	0.701

(4)	Asian Put Value	0.274

	DLOM - Common and Preferred Warrants	27.0%

	Concluded DLOM	25.0%

Notes:
(1)	Based on the estimated holding period required to divest the warrant positions.
(2)	Continuously compounding risk-free rate of return associated with a 12 month term. Source: U.S. Treasury.
(3)	See Exhibit 3, Page 2. The calculated volatility relies on data from the previous 12 months.
(4)
We used an Asian or "average" put option where the payoff depends on the average price of the underlying asset during the life of the option. Traditional put options can overstate the marketability based on the fact that a restricted stock and a put option combined provides the owner 100.0 percent downside protection and 100.0 percent upside participation. However, the owner of a marketable security does not have 100.0 percent downside protection.

Premier Biomedical, Inc.	Exhibit 3, Page 2
Volatility Calculation Summary - 1.0 Year
(Actuals)	Valuation as of June 21, 2010

			21-Jun-2010
			Historical
Guideline Company			Volatility (1)

BioCryst Pharmaceuticals, Inc.	NasdaqGS:BCRX		85.7%
Enzo Biochem Inc.	NYSE:ENZ		63.8%
Entest Biomedical, Inc.	OTCPK:ENTB		266.1%
Intellect Neurosciences, Inc.	OTCPK:ILNS		205.4%
Lexicon Pharmaceuticals, Inc.	NasdaqGS:LXRX		92.1%
Osiris Therapeutics, Inc.	NasdaqGM:OSIR		67.0%
Cytori Therapeutics, Inc.	NasdaqGM:CYTX		72.6%
DURECT Corporation	NasdaqGM:DRRX		59.7%
Dyax Corp.	NasdaqGM:DYAX		62.5%
Zalicus Inc.	NasdaqGM:ZLCS		121.5%

		Minimum:	59.7%
		Lower (First) Quartile:	64.6%
		Median:	79.1%
		Average:	109.6%
		Upper (Third) Quartile:	114.2%
		Maximum:	266.1%

		Selected	115.0%

Notes:
Source: Historical stock prices extracted from Capital IQ, a division of Standard & Poor's.
(1) Historical volatility calculated using daily prices from June 21, 2009 through June 21, 2010.

Premier Biomedical, Inc.	Supplemental A, Page 1
Option-pricing Method to Allocation - Option Value by Capital Structure
(Actuals)	Valuation as of June 21, 2010

		Breakpoints (1)
	from	$0.0000	$1,000.0000	$1,000.0010	$1,120.0010
	to	$1,000.0000	$1,000.0010	$1,120.0010	n/a

		Value to Allocate (1)
		986.4891	$0.0010	$115.1810	$14,815.3289	=	$15,917.0000

		Participation (2)
	Senior debt	100.0%	0.0%	0.0%	0.0%
	Common Stock	0.0%	0.0%	83.3%	20.6%
	Common Stock Warrants	0.0%	0.0%	0.0%	75.3%
	Preferred Stock Warrants	0.0%	0.0%	16.7%	4.1%
	Preferred Stock	0.0%	100.0%	0.0%	0.0%
		100.0%	100.0%	100.0%	100.0%

		Summary Values (3)
	Senior debt	$986.4891	$0.0000	$0.0000	$0.0000	=	$986.4891
	Common Stock	$0.0000	$0.0000	$95.9841	$3,054.7069	=	$3,150.6911
	Common Stock Warrants	$0.0000	$0.0000	$0.0000	$11,149.6803	=	$11,149.6803
	Preferred Stock Warrants	$0.0000	$0.0000	$19.1968	$610.9414	=	$630.1382
	Preferred Stock	$0.0000	$0.0010	$0.0000	$0.0003	=	$0.0013

							$15,917.0000

		Total Value	Outstanding Shares (4)	Value Per Share (5)

	Senior debt	$986.4891	n/a	n/a
	Common Stock	$3,150.6911	10,000,000	$0.00032
	Common Stock Warrants	$11,149.6803	36,500,000	$0.00031
	Preferred Stock Warrants	$630.1382	2,000,000	$0.00032
	Preferred Stock	$0.0013	1	$0.00128

		$15,917.0000	48,500,001

Notes:
(1)	See Supplemental A, Page 2. Breakpoints represent strike prices used in the Black-Scholes calculation. Value to Allocate represents the result of the Black-Scholes calculation for each breakpoint.
(2)	See Supplemental B, Page 1. Participation results from the capital structure and preferences related to such securities.
(3)	Summary Values are the product of Participation and Value to Allocate.
(4)	See Supplemental B, Page 1.
(5)	The per share values reflect the unadjusted values.

Premier Biomedical, Inc.	Supplemental A, Page 2
Option-pricing Method to Allocation - Breakpoint Summary
(Actuals)	Valuation as of June 21, 2010

	Description	Strike Price, Breakpoint (1)	Black-Scholes Calculation (2)	Incremental Value (3)

	Base value to be allocated	$0.0000	$15,917.0000	n/a
	Senior debt obligation fulfilled	$1,000.0000	$14,930.5109	$986.4891
	Preferred stock achieves liquidation preference and preferred stock warrants exercise	$1,000.0010	$14,930.5099	$0.0010
	Common stock warrants exercised	$1,120.0010	$14,815.3289	$115.1810
	The common option	n/a	n/a	$14,815.3289

				$15,917.0000

Notes:
(1)	The Strike Price is the Critical Value; a value which was calculated after an analysis of the quantity, relative seniority, and economic characteristics of the equity classes.
(2)	The Black-Scholes Calculation inputs are as follows:
	I. Implied Market Value of Invested Capital - $15,917 (represents aggregate of cash, debt, and patent registration fees)
	II. Strike Price (Exercise Price) - varies; as determined by the critical value analysis
	III. Time Until Expiration - 12 month term
	IV. Volatility - 115.0 percent (see Exhibit 3, Page 2)
	V. Risk Free Interest Rate - 0.29 percent, continuously compounding
	VI. Dividend Yield - 0 percent
(3)
The incremental value is the value which is to be allocated as prescribed by the option pricing method. After all incremental value is allocated, the common option must be allocated on a fully diluted basis.

Premier Biomedical, Inc.	Supplemental B, Page 1
Capitalization Details - Diluted Shares
(Actuals)	Valuation as of June 21, 2010

			21-Jun-2010

	Diluted Shares
(1)	Common Stock		10,000,000	20.62%
(2)	Common Stock Warrants		36,500,000	75.26%
(3)	Preferred Stock Warrants		2,000,000	4.12%
(4)	Preferred Stock		1	0.00%

	Total		48,500,001	100.00%

Notes:
(1)	Balance calculated as follows:
		Common stock
	Founders	10,000,000
	Issued	0
		10,000,000

(2)	The common stock warrants' weighted strike price is $0.000010 per share.
(3)	The preferred stock warrants' strike price is $0.001000 per share.
(4)
No preferred stock existed as of the Valuation Date. We assumed one share of preferred stock existed with liquidation preference and pro-rata participation with common stock for purposes of valuing the preferred stock warrant.

Vantage Point Advisors, Inc.

QUALIFICATIONS

Take aim.

TODD G. POLING
President, Vantage Point Advisors, Inc.

EMPLOYMENT HISTORY

2005 – Present	Vantage Point Advisors, Inc.
President

Vantage Point Advisors specializes in corporate valuation and related financial advisory services. The firm provides purchase price allocation and goodwill impairment studies in connection with SFAS 141R and 142, stock option and stock plan valuations in connection with SFAS 123R and IRC 409A, fair value studies in connection with SFAS 133 and 157, ESOP valuations, fairness opinions, valuation opinions for gift and estate planning purposes, valuation opinions for marital dissolutions, intangible asset and intellectual property valuations, and valuations for other general corporate purposes. Financial advisory services include assisting clients in developing value creation, growth, and exit strategies.

1996 – 2005	CBIZ Valuation Group, Inc.
Managing Director

Mr. Poling managed large and complex valuation consulting engagements focusing heavily in the transaction arena. He participated in numerous engagements involving corporate restructurings, initial public offerings, mergers and acquisitions, ESOPs and fairness opinions. He gained significant experience providing valuation consulting in litigation support situations and provided testimony as an expert witness in both deposition and trial settings. In addition to his consulting responsibilities, Mr. Poling was responsible for the creation and implementation of the strategic plan and held senior leadership positions in the firm’s Dallas, San Diego, and Los Angeles offices.

1993 – 1995	ADR, Inc.
General Manager

Mr. Poling was the number two executive responsible for the company’s operating activities for this start- up drapery hardware manufacturing company located in Dallas, TX. He and his staff quickly established core business operating systems, including manufacturing, sales, personnel, information technology and finance. Under his direction, the company achieved and maintained profits amidst significant growth in sales and employment. During his tenure the company grew from a staff of two employees with no revenue to approximately 60 employees with full product line installations at over 175 retail stores across the United States.  Today, ADR, Inc. is viewed as a leader in its industry and is a thriving, international business with over 150 employees.

1988 – 1991	Arthur Andersen & Co.
Staff Accountant

Mr. Poling performed numerous auditing and small business consulting engagements for companies in several different industries, including healthcare, restaurant, construction and oil and gas. He gained significant business and accounting experience through planning, supervising and actively participating in these client engagements.

FORMAL EDUCATION

•	MBA, Marketing, Finance and Entrepreneurial Studies – 1993 Southern Methodist University, Dallas, Texas
•	BA, Accounting – 1988
University of South Dakota, Vermillion, South Dakota

ACADEMIC HONORS AND AWARDS

•	Selected by SMU Cox School of Business Faculty to participate in Dean’s Leadership Class, Spring 1993
•	SMU Cox School of Business Dean’s Scholarship, 1991-92 and 1992-93
•	University of South Dakota Outstanding Male Student Athlete, 1988; Mortar Board; Omicron Delta Kappa; Deans List

ACCREDITATIONS, LICENSES AND CONTINUING EDUCATION

•	CPA – State of Texas (inactive)
•	Associate Member, Business Valuation, American Society of Appraisers
•	Principals of Business Valuation – BV 201, 202, 203, 204, offered by American Society of Appraisers
•	Valuation of Intangible Assets for Financial Reporting Purposes – BV 301, offered by American Society of Appraisers
•	Cost of Capital course, offered by Center for Advanced Valuation Studies (CAVS)
•	ESOP Valuation course, offered by Center for Advanced Valuation Studies (CAVS)
•	Real Options Valuation and Monte Carlo simulation course, offered by Center for Advanced Valuation Studies (CAVS)

BOARDS AND OTHER CIVIC ACTIVITIES

•	San Diego Rotary Club 33
•	Board of Directors – Association for Corporate Growth (ACG), San Diego Chapter
•	Board of Advisors – Entrepreneurial Management Center (EMC), San Diego State University
•	Board of Directors – University of South Dakota Alumni Association, Vermillion, SD
•	Trustee – University of South Dakota Foundation
•	Past Volunteer – Big Brothers and Junior Achievement

PROFESSIONAL ASSOCIATIONS AND OTHER CREDENTIALS

•	Member, American Institute of Certified Public Accountants
•	Candidate, American Society of Appraisers

SELECT LECTURES AND APPEARANCES

•
“Staying in or Getting Out- Exploring Exit Strategies and Liquidity Options” – presentation with Allen Matkins and Northwestern Mutual Financial Network – The Entrepreneurial Management Center (EMC) Retreat – February 2009.

•	“The Nuts and Bolts of M&A” – presentation with Duane Morris, LLP – The Entrepreneurial Management Center (EMC) Roundtable Panel – September 2008.
•	“How to Go Up in a Down Market”, panel presentation – BioCom CFO Series, San Diego, California – May 2008.
•	“Valuation Workshop”, panel presentation – The Entrepreneurial Management Center (EMC) Third Annual Family Business Retreat, San Diego, California – February 2008.

Todd Poling Vantage Point Advisors, Inc.        Page 2

•	“Valuation of Early-Stage Enterprises,” panel moderator – Early Stage Investing Conference, San Francisco, California – October 2004.
•	“Valuation Workshop,” – Arizona Venture Capital Conference, Phoenix, Arizona – April 2003.
•	“Valuation and Accounting Touchpoints,” panel presentation – CBI Energy Conference, Monterey, California – July 2002.
•	“Financial Due Diligence,” panel presentation – Mid-Market Investment Conference, Chicago, Illinois – October 2001.
•	“Valuation Implications of Built-In Capital Gains Taxes” – Internal Revenue Service, Western Region, San Diego, California – September 2000.
•	“Valuation Analysis and Executive Compensation” – Valuation Roundtable of San Francisco, San Francisco, California – April 1999.
•	“Intercompany Transfer Pricing Analysis” – Primedia Workplace Learning Accounting and Financial Television Network, Dallas, Texas – July 1998.

EXPERT WITNESS TESTIMONY

•	Sun City RV vs. Damon Corporation (No. 2000-009246), Superior Court of Arizona, Maricopa County. Deposition testimony in May 2003 as to the value of a recreational vehicle retailer.
•	Jerry S. Payne vs. Commissioner (No. 12473-99), United States Tax Court. Trial testimony in December 2001 as to the valuation of certain intangible assets for a Houston area nightclub.
•	Ralph Pipkin Trucking Inc., a California corporation (No. 00-04613-A11), United States
Bankruptcy Court for the Southern District of California. Deposition testimony in January 2001 as to the value of a trucking company.
•	Gold Car, Inc. vs. Bradshaw, Smith & Company, (No. A367516), Clark County, Nevada.
Mediation testimony in July 2000 as to the value of a rental car company.
•
F. Scott Salyer vs. Salyer American Fresh Foods, et al. (No. 115481), Superior Court of California, County of Monterey. Deposition testimony in August 1999, and trial testimony in September 1999, as to the value of a grower/shipper of fresh produce.

•	Kimberly-Clark Tissue Co. vs. United States, (No. 97-C-0134), Eastern District of Wisconsin.
Deposition testimony in August 1998 as to the value of certain intangible assets.
•
Eugene M. Oliver and Anna Oliver vs. WFAA-TV, INC.; and Robert Riggs; Charles James Harman, SR.; and Wilma Harman, (No. 3-96-CV-3436-G), United States District Court for the Northern District of Texas Dallas Division. Deposition testimony in July 1998 as to the value of certain insurance contracts.

•	Geotex, Inc. d/b/a Delta Concepts vs. Delta Concepts, Inc. D. Michael Tiedeman and Joseph
Weintraub, (No. 94-11624), 68th Judicial District Court, Dallas County, Texas. Trial testimony in December 1997 as to the value of a plastics manufacturer.
•	Douglas W. Fugate, S. Mark Rippley, James Masters, and Cable Advertising Networks vs. Mark
Weisbart; Michael Curran; Akin, Gump, Strauss; Hauer & Feld, L.L.P.; Jonathan V. Leaver; and
Cable Advertising Concepts, (No. 17-158151-95), 17th Judicial District, Tarrant County, Texas.
Deposition testimony in February 1997 as to the value of a cable advertising company.

Todd Poling Vantage Point Advisors, Inc.        Page 3

SELECT CORPORATE FINANCE AND FINANCIAL REPORTING ENGAGEMENTS

•	Rendered a fairness opinion to the board of directors of a publicly held title company in connection an acquisition.
•	Served as financial advisor to a software development company and assisted in negotiating the sale of the company to a publicly held strategic buyer.
•	Served as financial advisor to a software development and marketing company for purposes of implementing an executive incentive stock plan.
•	Rendered a fairness opinion on behalf of the trustee of an agricultural chemical manufacturer in conjunction with the formation of an employee stock option plan.
•	Served as financial advisor for a sports equipment manufacturing company prior to its initial public offering.
•	Served as financial advisor to an Internet education company. Our analysis was used as the basis for a major venture capital investment.
•	Rendered a fairness opinion to the board of directors of an oil and gas company in connection with a reverse merger.
•	Served as valuation advisor to an investment company with respect to due diligence and deal consulting related to a major investment in a publicly held aircraft parts distribution company.
•	Served as financial advisor to the board of directors of an optical lens manufacturing company with respect to a proposed sale of the company.
•	Served as financial advisor to a developer of interactive games for purposes of implementing an incentive stock plan.
•	Served as financial advisor to a manufacturer and wholesaler of decorative fountains for purposes of assisting management with a pending sale of the company.
•	Valued the intangible assets acquired in a merger between two national electronic stock exchange companies in connection with SFAS 141.
•	Valued the intangible assets of two biotech firms with multiple pharmaceutical compounds under development in connection with SFAS 141.
•	Valued the acquired intangible assets of a development stage pharmaceutical company in connection with SFAS 142.
•
Served as valuation advisor to an international sports apparel manufacturing and marketing company with respect to the value of certain intangible assets for collateral purposes in connection with a major debt-financing event.

Todd Poling Vantage Point Advisors, Inc.        Page 4

Valuation consulting for Premier Biomedical, Inc.
As of February 28, 2011

Premier Biomedical, Inc.
"Future Solutions Today"

Valuation Schedules – Final

PREPARED BY
VANTAGE POINT ADVISORS, INC.

October 24, 2011

Take aim.

Premier Biomedical, Inc.	Exhibit 1, Page 1
Black-scholes Calculation - Common Stock Warrant
(Actuals)	Valuation as of February 28, 2011

				Common Stock Warrant

	Black-scholes Calculation
(1)	Underlying price			$0.00225
	Exercise price			$0.00195
(2)	Time to expiration (days)			3,395
(3)	Volatility			105.00%
(4)	Risk-free interest rate			3.27%

	d1			1.741
	d2			(1.461)
	Output:			$0.00206

	Black-scholes value of common stock warrant			$0.00206
	Discount for lack of marketability		25.0%	($0.00052)

	Common stock warrant fair value - non-marketable			$0.00155

	Common stock warrant fair value - non-marketable (rounded)			$0.00155

Notes:
(1)	Price per share of common stock. See Supplemental A, Page 1. Summary values per the option-pricing method to allocation as follows:

		Per share Values
	Common Stock	$0.00225
	Common Stock Warrants	$0.00109
	Preferred Stock Warrants	$0.01065
	Preferred Stock	$0.01164

(2)	Calculated as follows:

		Days to expiration
	Current date	2-28-2011
	Expiration date	6-15-2020
	Days	3395

(3)	See Exhibit 2, Page 1 for volatility data.
(4)	Continuously compounding risk-free rate of return associated with a 108 month term. Source: U.S. Treasury.
(5)	See Exhibit 3, Page 1. We conducted an Asian put option calculation to determine the discount for lack of marketability.

Premier Biomedical, Inc.	Exhibit 2, Page 1
Volatility Calculation Summary - 9.3 Years
(Actuals)	Valuation as of February 28, 2011

			28-Feb-2011
			Historical
Guideline Company			Volatility (1)

BioCryst Pharmaceuticals, Inc.	NasdaqGS:BCRX		90.3%
Enzo Biochem Inc.	NYSE:ENZ		59.5%
Entest Biomedical, Inc.	OTCPK:ENTB		266.1%
Intellect Neurosciences, Inc.	OTCPK:ILNS		223.8%
Lexicon Pharmaceuticals, Inc.	NasdaqGS:LXRX		79.6%
Osiris Therapeutics, Inc.	NasdaqGM:OSIR		65.4%
Cytori Therapeutics, Inc.	NasdaqGM:CYTX		75.7%
DURECT Corporation	NasdaqGM:DRRX		86.1%
Dyax Corp.	NasdaqGM:DYAX		82.4%
Zalicus Inc.	NasdaqGM:ZLCS		109.7%

		Minimum:	59.5%
		Lower (First) Quartile:	76.7%
		Median:	84.3%
		Average:	113.9%
		Upper (Third) Quartile:	104.9%
		Maximum:	266.1%

		Selected	105.0%

Notes:
Source: Historical stock prices extracted from Capital IQ, a division of Standard & Poor's.
(1) Historical volatility calculated using daily prices from November 12, 2001 through February 28, 2011.

Premier Biomedical, Inc.	Exhibit 3, Page 1
Discount for Lack of Marketability (DLOM)
(Actuals)	Valuation as of February 28, 2011

		Common Stock Warrants
	(1)	Holding Period	12.0 month term
		Current Price	$1.00
		Dividend Yield	0.0%
		Strike Price	$1.00
		Maturity (years)	1.00
	(2)	Risk-free Rate	0.25%
	(3)	Volatility	115.00%
		V2T	0.492
		vT	0.701

	(4)	Asian Put Value	0.274

		DLOM - Common Stock Warrants	27.0%

		Concluded DLOM	25.0%

Notes:
(1)	Based on the estimated holding period required to divest the warrant positions.
(2)	Continuously compounding risk-free rate of return associated with a 12 month term. Source: U.S. Treasury.
(3)	See Exhibit 3, Page 2. The calculated volatility relies on data from the previous 12 months.
(4)
We used an Asian or "average" put option where the payoff depends on the average price of the underlying asset during the life of the option. Traditional put options can overstate the marketability based on the fact that a restricted stock and a put option combined provides the owner 100.0 percent downside protection and 100.0 percent upside participation. However, the owner of a marketable security does not have 100.0 percent downside protection.

Premier Biomedical, Inc.	Exhibit 3, Page 2
Volatility Calculation Summary - 1.0 Year
(Actuals)	Valuation as of February 28, 2011

			28-Feb-2011
			Historical
Guideline Company			Volatility (1)

BioCryst Pharmaceuticals, Inc.	NasdaqGS:BCRX		85.7%
Enzo Biochem Inc.	NYSE:ENZ		63.8%
Entest Biomedical, Inc.	OTCPK:ENTB		266.1%
Intellect Neurosciences, Inc.	OTCPK:ILNS		205.4%
Lexicon Pharmaceuticals, Inc.	NasdaqGS:LXRX		92.1%
Osiris Therapeutics, Inc.	NasdaqGM:OSIR		67.0%
Cytori Therapeutics, Inc.	NasdaqGM:CYTX		72.6%
DURECT Corporation	NasdaqGM:DRRX		59.7%
Dyax Corp.	NasdaqGM:DYAX		62.5%
Zalicus Inc.	NasdaqGM:ZLCS		121.5%

		Minimum:	59.7%
		Lower (First) Quartile:	64.6%
		Median:	79.1%
		Average:	109.6%
		Upper (Third) Quartile:	114.2%
		Maximum:	266.1%

		Selected	115.0%

Notes:
Source: Historical stock prices extracted from Capital IQ, a division of Standard & Poor's.
(1) Historical volatility calculated using daily prices from February 28, 2010 through February 28, 2011.

Premier Biomedical, Inc.	Supplemental A, Page 1
Option-pricing Method to Allocation - Option Value by Capital Structure
(Actuals)	Valuation as of February 28, 2011

	Breakpoints (1)
from	$0.000	$3,489.000	$3,489.001	$22,980.607	$48,805.518
to	$3,489.000	$3,489.001	$22,980.607	$48,805.518	n/a

	Value to Allocate (1)
	$3,468.232	$0.001	$16,793.587	$15,392.977	$54,963.971	=	$90,618.768

	Participation (2)
Senior debt	100.0%	0.0%	0.0%	0.0%	0.0%
Common Stock	0.0%	0.0%	0.0%	84.9%	22.2%
Common Stock Warrants	0.0%	0.0%	0.0%	0.0%	73.8%
Preferred Stock Warrants	0.0%	0.0%	100.0%	15.1%	4.0%
Preferred Stock	0.0%	100.0%	0.0%	0.0%	0.0%
	100.0%	100.0%	100.0%	100.0%	100.0%

	Summary Values (3)
Senior debt	$3,468.232	$0.000	$0.000	$0.000	$0.000	=	$3,468.232
Common Stock	$0.000	$0.000	$0.000	$13,064.798	$12,228.259	=	$25,293.057
Common Stock Warrants	$0.000	$0.000	$0.000	$0.000	$40,556.607	=	$40,556.607
Preferred Stock Warrants	$0.000	$0.000	$16,793.579	$2,328.177	$2,179.104	=	$21,300.859
Preferred Stock	$0.000	$0.001	$0.008	$0.001	$0.001	=	0.012

							$90,618.768

	Total Value	Outstanding Shares (4)	Value Per Share (5)

Senior debt	$3,468.232	n/a	n/a
Common Stock	$25,293.057	11,223,200	$0.00225
Common Stock Warrants	$40,556.607	37,223,200	$0.00109
Preferred Stock Warrants	$21,300.859	2,000,000	$0.01065
Preferred Stock	$0.012	1	$0.01164

	$90,618.768	50,446,401

Notes:
(1)	See Supplemental A, Page 2. Breakpoints represent strike prices used in the Black-Scholes calculation. Value to Allocate represents the result of the Black-Scholes calculation for each breakpoint.
(2)	See Supplemental B, Page 1. Participation results from the capital structure and preferences related to such securities.
(3)	Summary Values are the product of Participation and Value to Allocate.
(4)	See Supplemental B, Page 1.
(5)	The per share values reflect the unadjusted values.

Premier Biomedical, Inc.	Supplemental A, Page 2
Option-pricing Method to Allocation - Breakpoint Summary
(Actuals)	Valuation as of February 28, 2011

	Description	Strike Price, Breakpoint (1)	Black-Scholes Calculation (2)	Incremental Value (3)
	Base value to be allocated	$0.0000	$90,618.7680	n/a
	Senior debt obligation fulfilled	$3,489.0000	$87,150.5356	$3,468.2324
	Preferred stock achieves partial liquidation preference until preferred stock warrants exercise	$3,489.0010	$87,150.5346	$0.0010
	Preferred stock and excised preferred stock warrants achieve full liquidation preference	$22,980.6067	$70,356.9475	$16,793.5871
	Common stock warrants exercised	$48,805.5182	$54,963.9709	$15,392.9766
	The common option	n/a	n/a	$54,963.9709

				$90,618.7680

Notes:
(1)	The Strike Price is the Critical Value; a value which was calculated after an analysis of the quantity, relative seniority, and economic characteristics of the equity classes.
(2)	The Black-Scholes Calculation inputs are as follows:
	I. Implied Market Value of Invested Capital - $90,619 (represents aggregate of cash, debt and patent registration fees)
	II. Strike Price (Exercise Price) - varies; as determined by the critical value analysis
	III. Time Until Expiration - 12 month term
	IV. Volatility - 115.0 percent (see Exhibit 3, Page 2)
	V. Risk Free Interest Rate - 0.25 percent, continuously compounding
	VI. Dividend Yield - 0 percent
(3)
The incremental value is the value which is to be allocated as prescribed by the option pricing method. After all incremental value is allocated, the common option must be allocated on a fully diluted basis.

Premier Biomedical, Inc.	Supplemental B, Page 1
Capitalization Details - Diluted Shares
(Actuals)	Valuation as of February 28, 2011

			28-Feb-2011

	Diluted Shares
(1)	Common Stock		11,223,200	22.25%
(2)	Common Stock Warrants		37,223,200	73.79%
(3)	Preferred Stock Warrants		2,000,000	3.96%
(4)	Preferred Stock		1	0.00%

	Total		50,446,401	100.00%

Notes:
(1)	Balance calculated as follows:

		Common stock
	Founders	10,500,000
	Issued	723,200
		11,223,200

(2)	The common stock warrants' weighted strike price is $0.001953 per share.
(3)	The preferred stock warrants' strike price is $0.001000 per share.
(4)
No preferred stock existed as of the Valuation Date. We assumed one share of preferred stock existed with liquidation preference and pro-rata participation with common stock for purposes of valuing the preferred stock warrant.

TODD G. POLING
President, Vantage Point Advisors, Inc.

EMPLOYMENT HISTORY

2005 – Present	Vantage Point Advisors, Inc.
President

Vantage Point Advisors specializes in corporate valuation and related financial advisory services. The firm provides purchase price allocation and goodwill impairment studies in connection with SFAS 141R and 142, stock option and stock plan valuations in connection with SFAS 123R and IRC 409A, fair value studies in connection with SFAS 133 and 157, ESOP valuations, fairness opinions, valuation opinions for gift and estate planning purposes, valuation opinions for marital dissolutions, intangible asset and intellectual property valuations, and valuations for other general corporate purposes. Financial advisory services include assisting clients in developing value creation, growth, and exit strategies.

1996 – 2005	CBIZ Valuation Group, Inc.
Managing Director

Mr. Poling managed large and complex valuation consulting engagements focusing heavily in the transaction arena. He participated in numerous engagements involving corporate restructurings, initial public offerings, mergers and acquisitions, ESOPs and fairness opinions. He gained significant experience providing valuation consulting in litigation support situations and provided testimony as an expert witness in both deposition and trial settings. In addition to his consulting responsibilities, Mr. Poling was responsible for the creation and implementation of the strategic plan and held senior leadership positions in the firm’s Dallas, San Diego, and Los Angeles offices.

1993 – 1995	ADR, Inc.
General Manager

Mr. Poling was the number two executive responsible for the company’s operating activities for this start- up drapery hardware manufacturing company located in Dallas, TX. He and his staff quickly established core business operating systems, including manufacturing, sales, personnel, information technology and finance. Under his direction, the company achieved and maintained profits amidst significant growth in sales and employment. During his tenure the company grew from a staff of two employees with no revenue to approximately 60 employees with full product line installations at over 175 retail stores across the United States. Today, ADR, Inc. is viewed as a leader in its industry and is a thriving, international business with over 150 employees.

1988 – 1991	Arthur Andersen & Co.
Staff Accountant

Mr. Poling performed numerous auditing and small business consulting engagements for companies in several different industries, including healthcare, restaurant, construction and oil and gas. He gained significant business and accounting experience through planning, supervising and actively participating in these client engagements.

FORMAL EDUCATION

•	MBA, Marketing, Finance and Entrepreneurial Studies – 1993 Southern Methodist University, Dallas, Texas
•	BA, Accounting – 1988
University of South Dakota, Vermillion, South Dakota

ACADEMIC HONORS AND AWARDS

•	Selected by SMU Cox School of Business Faculty to participate in Dean’s Leadership Class, Spring 1993
•	SMU Cox School of Business Dean’s Scholarship, 1991-92 and 1992-93
•	University of South Dakota Outstanding Male Student Athlete, 1988; Mortar Board; Omicron Delta Kappa; Deans List

ACCREDITATIONS, LICENSES AND CONTINUING EDUCATION

•	CPA – State of Texas (inactive)
•	Associate Member, Business Valuation, American Society of Appraisers
•	Principals of Business Valuation – BV 201, 202, 203, 204, offered by American Society of Appraisers
•	Valuation of Intangible Assets for Financial Reporting Purposes – BV 301, offered by American Society of Appraisers
•	Cost of Capital course, offered by Center for Advanced Valuation Studies (CAVS)
•	ESOP Valuation course, offered by Center for Advanced Valuation Studies (CAVS)
•	Real Options Valuation and Monte Carlo simulation course, offered by Center for Advanced Valuation Studies (CAVS)

BOARDS AND OTHER CIVIC ACTIVITIES

•	San Diego Rotary Club 33
•	Board of Directors – Association for Corporate Growth (ACG), San Diego Chapter
•	Board of Advisors – Entrepreneurial Management Center (EMC), San Diego State University
•	Board of Directors – University of South Dakota Alumni Association, Vermillion, SD
•	Trustee – University of South Dakota Foundation
•	Past Volunteer – Big Brothers and Junior Achievement

PROFESSIONAL ASSOCIATIONS AND OTHER CREDENTIALS

•	Member, American Institute of Certified Public Accountants
•	Candidate, American Society of Appraisers

SELECT LECTURES AND APPEARANCES

•
“Staying in or Getting Out- Exploring Exit Strategies and Liquidity Options” – presentation with Allen Matkins and Northwestern Mutual Financial Network – The Entrepreneurial Management Center (EMC) Retreat – February 2009.

•	“The Nuts and Bolts of M&A” – presentation with Duane Morris, LLP – The Entrepreneurial Management Center (EMC) Roundtable Panel – September 2008.
•	“How to Go Up in a Down Market”, panel presentation – BioCom CFO Series, San Diego, California – May 2008.
“Valuation Workshop”, panel presentation – The Entrepreneurial Management Center (EMC) Third Annual Family Business Retreat, San Diego, California – February 2008.

Todd Poling Vantage Point Advisors, Inc.        Page 2

•	“Valuation of Early-Stage Enterprises,” panel moderator – Early Stage Investing Conference, San Francisco, California – October 2004.
•	“Valuation Workshop,” – Arizona Venture Capital Conference, Phoenix, Arizona – April 2003.
•	“Valuation and Accounting Touchpoints,” panel presentation – CBI Energy Conference, Monterey, California – July 2002.
•	“Financial Due Diligence,” panel presentation – Mid-Market Investment Conference, Chicago, Illinois – October 2001.
•	“Valuation Implications of Built-In Capital Gains Taxes” – Internal Revenue Service, Western Region, San Diego, California – September 2000.
•	“Valuation Analysis and Executive Compensation” – Valuation Roundtable of San Francisco, San Francisco, California – April 1999.
•	“Intercompany Transfer Pricing Analysis” – Primedia Workplace Learning Accounting and Financial Television Network, Dallas, Texas – July 1998.

EXPERT WITNESS TESTIMONY

•	Sun City RV vs. Damon Corporation (No. 2000-009246), Superior Court of Arizona, Maricopa County. Deposition testimony in May 2003 as to the value of a recreational vehicle retailer.
•	Jerry S. Payne vs. Commissioner (No. 12473-99), United States Tax Court. Trial testimony in December 2001 as to the valuation of certain intangible assets for a Houston area nightclub.
•	Ralph Pipkin Trucking Inc., a California corporation (No. 00-04613-A11), United States
Bankruptcy Court for the Southern District of California. Deposition testimony in January 2001 as to the value of a trucking company.
•	Gold Car, Inc. vs. Bradshaw, Smith & Company, (No. A367516), Clark County, Nevada.
Mediation testimony in July 2000 as to the value of a rental car company.
•
F. Scott Salyer vs. Salyer American Fresh Foods, et al. (No. 115481), Superior Court of California, County of Monterey. Deposition testimony in August 1999, and trial testimony in September 1999, as to the value of a grower/shipper of fresh produce.

•	Kimberly-Clark Tissue Co. vs. United States, (No. 97-C-0134), Eastern District of Wisconsin.
Deposition testimony in August 1998 as to the value of certain intangible assets.
•
Eugene M. Oliver and Anna Oliver vs. WFAA-TV, INC.; and Robert Riggs; Charles James Harman, SR.; and Wilma Harman, (No. 3-96-CV-3436-G), United States District Court for the Northern District of Texas Dallas Division. Deposition testimony in July 1998 as to the value of certain insurance contracts.

•	Geotex, Inc. d/b/a Delta Concepts vs. Delta Concepts, Inc. D. Michael Tiedeman and Joseph
Weintraub, (No. 94-11624), 68th Judicial District Court, Dallas County, Texas. Trial testimony in December 1997 as to the value of a plastics manufacturer.
•	Douglas W. Fugate, S. Mark Rippley, James Masters, and Cable Advertising Networks vs. Mark
Weisbart; Michael Curran; Akin, Gump, Strauss; Hauer & Feld, L.L.P.; Jonathan V. Leaver; and
Cable Advertising Concepts, (No. 17-158151-95), 17th Judicial District, Tarrant County, Texas.
Deposition testimony in February 1997 as to the value of a cable advertising company.

Todd Poling Vantage Point Advisors, Inc.        Page 3

SELECT CORPORATE FINANCE AND FINANCIAL REPORTING ENGAGEMENTS

•	Rendered a fairness opinion to the board of directors of a publicly held title company in connection an acquisition.
•	Served as financial advisor to a software development company and assisted in negotiating the sale of the company to a publicly held strategic buyer.
•	Served as financial advisor to a software development and marketing company for purposes of implementing an executive incentive stock plan.
•	Rendered a fairness opinion on behalf of the trustee of an agricultural chemical manufacturer in conjunction with the formation of an employee stock option plan.
•	Served as financial advisor for a sports equipment manufacturing company prior to its initial public offering.
•	Served as financial advisor to an Internet education company. Our analysis was used as the basis for a major venture capital investment.
•	Rendered a fairness opinion to the board of directors of an oil and gas company in connection with a reverse merger.
•	Served as valuation advisor to an investment company with respect to due diligence and deal consulting related to a major investment in a publicly held aircraft parts distribution company.
•	Served as financial advisor to the board of directors of an optical lens manufacturing company with respect to a proposed sale of the company.
•	Served as financial advisor to a developer of interactive games for purposes of implementing an incentive stock plan.
•	Served as financial advisor to a manufacturer and wholesaler of decorative fountains for purposes of assisting management with a pending sale of the company.
•	Valued the intangible assets acquired in a merger between two national electronic stock exchange companies in connection with SFAS 141.
•	Valued the intangible assets of two biotech firms with multiple pharmaceutical compounds under development in connection with SFAS 141.
•	Valued the acquired intangible assets of a development stage pharmaceutical company in connection with SFAS 142.
•
Served as valuation advisor to an international sports apparel manufacturing and marketing company with respect to the value of certain intangible assets for collateral purposes in connection with a major debt-financing event.

Todd Poling Vantage Point Advisors, Inc.        Page 4